Subsidiaries of the Registrant

The following is a list of subsidiaries of the Company, omitting subsidiaries which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of December 31, 2013.

Subsidiary	Jurisdiction
Rackspace US, Inc.	DE
Rackspace Limited	U.K.
Rackspace Benelux B.V.	Netherlands
Rackspace Asia Limited	Hong Kong
Rackspace International GMBH	Switzerland